Exhibit 99.1

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

IN U.S. DOLLARS

- - - - - - - - - - - - -

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2023	2022
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,294	$6,492
User funds	3,525	3,328
Trade receivables, net	2,177	1,936
Short-term bank deposit	20,484	—
Short-term investments	31,119	—
Other receivables and prepaid expenses	2,289	1,215
	68,888	12,971
NON-CURRENT ASSETS:
Property and equipment, net	704	767
Right-of-use assets, net	1,219	1,384
Intangible assets, net	8,569	9,465
Goodwill	15,628	15,628
Deferred taxes	626	573
Other long-term assets	1,571	1,018
	28,317	28,835
Total assets	$97,205	$41,806
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term bank loan and credit	$—	$2,505
Trade payables	3,532	3,234
User accounts	3,525	3,328
Current maturity of lease liabilities	668	613
Accrued expenses and other payables	6,268	7,400
	13,993	17,080
LONG TERM LIABILITIES:
Lease liabilities	202	395
Employee benefit liabilities, net	1,271	1,294
Warrants liability	3,522	—
Other long-term liabilities	433	1,377
	5,428	3,066
EQUITY: (Note 5)
Share capital	(*)	(*)
Share premium	251,351	140,229
Reserve from remeasurement of defined benefit plans	137	137
Accumulated deficit	(173,704)	(118,706)
Total equity	77,784	21,660
Total liabilities and equity	$97,205	$41,806
(*)	Represents an amount lower than $1

The accompanying notes are an integral part of the interim consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

U.S. dollars in thousands, except share and per share data

	For the period of
	six months ended
	June 30,
	2023	2022
	(unaudited)	(unaudited)
Revenue	$9,916	$9,548
Cost of revenue	4,188	3,768
Gross profit	5,728	5,780
Operating expenses:
Research and development	6,014	5,119
Selling and marketing	7,081	4,901
General and administrative	6,079	4,997
Transaction-related costs (Note 1d)	3,703	812
Share listing expense (Note 1d)	46,717	—
Total operating expenses	69,594	15,829
Operating loss	(63,866)	(10,049)
Change in fair value of warrants	7,404	—
Finance income	1,690	171
Finance expenses	(223)	(306)
Financing income (expenses), net	1,467	(135)
Loss before income taxes	(54,995)	(10,184)
Income taxes	3	38
Loss	$(54,998)	$(10,222)
Other comprehensive income (loss) (net of tax effect):
Remeasurement gain from defined benefit plans	—	225
Total components that will not be reclassified subsequently to profit or loss	—	225
Total comprehensive loss	$(54,998)	$(9,997)
Basic and diluted loss per Ordinary share (Note 9)	$(1.33)	$(1.90)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	41,802,993	7,703,799

The accompanying notes are an integral part of the interim consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

				Reserve from
				re-measurement
	Share		Share	of defined	Accumulated
	capital		premium	benefit plan	deficit	Total
Balance as of December 31, 2022 (audited)	$	(*)	$140,229	$137	$(118,706)	$21,660
Total comprehensive loss		—	—	—	(54,998)	(54,998)
Issuance of Ordinary shares		(*)	113	—	—	113
Issuance of Ordinary shares, net in connection with the closing of the BCA (see Note 1d)		(*)	63,145	—	—	63,145
Exercise of options		(*)	19	—	—	19
Share-based compensation		—	1,128	—	—	1,128
Share listing expense		—	46,717	—	—	46,717
Balance as of June 30, 2023 (unaudited)	$	(*)	$251,351	$137	$(173,704)	$77,784

				Reserve from
				re-measurement
	Share		Share	of defined	Accumulated
	capital		premium	benefit plan	deficit	Total
Balance as of December 31, 2021 (audited)	$	(*)	$129,056	$(132)	$(94,005)	$34,919
Loss		—	—	—	(10,222)	(10,222)
Total other comprehensive income		—	—	225	—	225
Total comprehensive income (loss)		—	—	225	(10,222)	(9,997)
Issuance of Ordinary shares		(*)	6,573	—	—	6,573
Exercise of options		(*)	31	—	—	31
Share-based compensation		—	732	—	—	732
Balance as of June 30, 2022 (unaudited)	$	(*)	$136,392	$93	$(104,227)	$32,258

(*)Represents an amount lower than $1.

The accompanying notes are an integral part of the interim consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the period of
	six months ended
	June 30,
	2023	2022
	(unaudited)	(unaudited)
Cash flows from operating activities:
Loss	$(54,998)	$(10,222)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	1,362	1,129
Share listing expense	46,717	—
Change in fair value of warrants	(7,404)	—
Changes in the fair value of contingent consideration	(903)	(129)
Share-based compensation	1,128	732
Finance expenses (income), net	(1,206)	264
Taxes on income	3	38
	39,697	2,034
Changes in asset and liability items:
Decrease (increase) in user funds	(189)	2,691
Increase (decrease) in user accounts	189	(2,691)
Increase in other receivables and prepaid expenses	(1,085)	(164)
Increase in trade receivables	(239)	(328)
Increase in trade payables	309	773
Increase (decrease) in accrued severance pay, net	(12)	85
Increase (decrease) in accrued expenses and other payables	(2,902)	1,024
	(3,929)	1,390
Cash paid and received during the period for:
Interest received (paid), net	475	(161)
Taxes paid	(54)	(44)
	421	(205)
Net cash used in operating activities	(18,809)	(7,003)
Cash flows from investing activities:
Purchase of property and equipment	(68)	(169)
Proceeds from sale of property and equipment	1	—
Acquisition of subsidiaries, net of cash acquired (a)	—	(4,183)
Payment of payables for previous acquisition of a subsidiary	(136)	(156)
Increase in other long-term assets	(347)	(481)
Purchase of short-term investments, net	(30,920)	—
Investment in short-term bank deposit	(20,000)	—
Net cash used in investing activities	$(51,470)	$(4,989)

The accompanying notes are an integral part of the interim consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

U.S. dollars in thousands

	For the period of
	six months ended
	June 30,
	2023	2022
	(unaudited)	(unaudited)
Cash flows from financing activities:
Proceeds from the issuance of share capital and warrants net of transaction costs	$76,044	$—
Repayment of lease liabilities	(287)	(312)
Repayment of short-term bank loan and credit	(2,504)	—
Exercise of options	19	31
Net cash provided by (used in) financing activities	73,272	(281)
Exchange differences on balances of cash and cash equivalents	(191)	(371)
Increase (decrease) in cash and cash equivalents	2,802	(12,644)
Cash and cash equivalents at the beginning of the period	6,492	25,079
Cash and cash equivalents at the end of the period	$9,294	$12,435
(a) Acquisition of an initially consolidated subsidiary:
Working capital (excluding cash and cash equivalents)	$—	$(992)
Other receivables	—	163
Property and equipment	—	12
Intangible assets	—	5,734
Goodwill	—	7,607
Shares issued	—	(6,573)
Contingent consideration	—	(1,768)
Acquisition of subsidiaries, net of cash acquired	$—	$4,183
(b) Significant non-cash transactions:
Right-of-use asset recognized with corresponding lease liability	$161	$74
Issuance of shares for previous acquisition of a subsidiary	$113	$—

The accompanying notes are an integral part of the interim consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: — GENERAL

a.	Freightos Limited (the “Company” or “Freightos Cayman”, and together with its subsidiaries — “Freightos” or the “Group”) was incorporated on April 12, 2022 under the laws of the Cayman Islands. The Company is an exempted company limited by shares.

On May 27, 2022, Freightos Hong Kong Limited (formerly: Freightos Limited) (“Freightos-HK”), a Hong-Kong entity, completed a series of share swap transactions with its shareholders by which the shareholders of Freightos-HK exchanged their shares in Freightos-HK for an equivalent number and class of shares of the newly-created Freightos Cayman (the “Group Restructuring”). As of that date, Freightos-HK became a wholly-owned subsidiary of the Company. On September 30, 2022 Freightos-HK distributed the shares of several of its subsidiaries to the Company. Prior to that, in August 2022, as part of the distribution of shares of its subsidiaries, Freightos-HK increased its retained earnings by reducing its share premium for the same amount.

Freightos-HK filed for, and obtained, a ruling from the Israel Tax Authority to confirm there was no current tax event for its Israeli shareholders arising out of these restructuring transactions. The ruling provides the Company, Freightos-HK and their subsidiaries certain tax benefits regarding the exchange of shares and distribution of the shares of the Group’s subsidiaries, and includes a condition according to which the Company will register for tax purposes in Israel.

The restructuring transaction was accounted for as a transaction between entities under common control under the pooling of interests method. Accordingly, the transaction was retrospectively applied to the financial statements of prior periods, such that the financial information of Freightos-HK is presented in these financial statements, except share capital that was retrospectively adjusted based on the equivalent number and class of shares of the Company. Since the number and class of the Company’s shares are similar to the number and class of Freightos-HK’s shares, per share data in these financial statements did not retrospectively change. The share capital of Freightos-HK does not have par value, and was retrospectively adjusted to reflect the Company’s share capital which has par value of $0.00001 per share.

b.	Freightos operates a leading, vendor-neutral booking and payment platform for international freight. Freightos’ Platform supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers/exporters, thousands of forwarders, and dozens of airlines and ocean carriers.

Freightos operates its business through two segments - Platform and Solutions. The Platform segment provides digitalized price quoting, booking and payments while considering actual capacity among global freight participants. The Solutions segment provides software tools and data to help industry participants automate their pricing, sales, and procurement processes.

c.	The Group has the following subsidiaries as of June 30, 2023:

Freightos-HK, a wholly-owned subsidiary of the Company following the Group Restructuring (see Note 1a), was incorporated in Hong-Kong on January 10, 2012. Through September 30, 2022 Freightos-HK still served as the holding company of the rest of the group entities and on that date distributed the shares of several of its subsidiaries to the Company. Freightos-HK is principally engaged in the provision of business interface and fronting services to its Israeli affiliate.

Freightos Ltd, a wholly-owned subsidiary of Freightos-HK through September 30, 2022, and a wholly-owned subsidiary of the Company since then, was incorporated in Israel on August 8, 2012 and started its operation on that date (the “Israeli subsidiary”). Currently, the Israeli subsidiary owns the technology and intellectual property of the Group and Freightos-HK provides business interface and fronting services to the Israeli subsidiary.

Freightos Software Development and Data Services Ltd., a wholly-owned subsidiary of Freightos-HK through September 30, 2022, and a wholly-owned subsidiary of the Company since then (whose shares are partially held in trust for the Company), was registered on January 18, 2012 in Ramallah, within the Palestinian Authority (the “Palestinian subsidiary”). The Palestinian subsidiary’s main activity is the development of certain software and know-how related to the Group’s offering of software and services, and customer and technical support.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: — GENERAL (continued)

Freightos Inc., a wholly-owned subsidiary of Freightos-HK through September 30, 2022, and a wholly-owned subsidiary of the Company since then, was incorporated in Delaware in the United States on May 28, 2015 (the “US subsidiary”). The US subsidiary is engaged in rendering billing services and holds the membership interests of 9T Technologies, LLC and the shares of Clearit Customs Services, Inc. (see below).

Web Cargo, S.L.U., a wholly-owned Spanish subsidiary of Freightos-HK through September 30, 2022, and a wholly-owned subsidiary of the Company since then, was acquired in August 2016 (“WebCargo”). WebCargo is a software company that seeks to provide a competitive edge to air freight forwarders by optimizing rate management tasks. Currently, WebCargo operates as a low-risk distributor for certain of the Group’s products and services, as well as a contracted research and development service provider for the Israeli subsidiary.

Freightos Information Technology (Shanghai) Co., Ltd., a wholly-owned subsidiary of Freightos-HK, was established on January 17, 2018, in the People’s Republic of China (the “China subsidiary”). The China subsidiary engages in providing certain customer and technical support services to the Group.

Freightos India Private Limited, a wholly-owned subsidiary of Freightos-HK, was established on March 13, 2019, in India, to act as a low-risk distributor of certain of the Group’s products and services in India.

9T Technologies LLC. (“7LFreight”), a wholly-owned subsidiary of the US subsidiary, incorporated in the US, was acquired through a business combination closed on December 30, 2021. 7LFreight is a software company that seeks to provide a competitive edge to air freight forwarders by optimizing rate management tasks.

Clearit Customs Brokers Inc. (formerly: 13096351 Canada Inc.) (“Clearit-CA”), a wholly-owned subsidiary of Freightos-HK through September 30, 2022, and a wholly-owned subsidiary of the Company since then, was established in June 2021 in Canada to acquire certain assets as part of a business combination completed on February 16, 2022 . Clearit-CA is engaged in the business of providing online customs clearance and brokerage services in Canada.

Clearit Customs Services, Inc. (“Clearit-US”), a wholly-owned subsidiary of the US subsidiary, incorporated in the US, was acquired through a business combination completed on February 16, 2022. Clearit-US is engaged in the business of providing online customs clearance and brokerage services in the US.

Freightos Merger Sub II, wholly owned subsidiary of the Company incorporated in the Cayman Islands in 2022 for the purpose of consummating the BCA entered into by the Company, Freightos Merger Sub I and Freightos Merger Sub II (see Note 1d), has no operations and is in the process of liquidation.

d.	Business Combination Agreement

On May 31, 2022, the Company entered into a business combination agreement (the “BCA”) with Gesher I Acquisition Corp., a Cayman Islands exempted company limited by shares (“Gesher”), Freightos Merger Sub I, a Cayman Islands exempted company limited by shares and a direct, wholly-owned subsidiary of the Company (“Merger Sub I”), and Freightos Merger Sub II, a Cayman Islands exempted company limited by shares and a direct, wholly-owned subsidiary of Freightos (“Merger Sub II”). The BCA was closed on January 25, 2023 (the “Closing Date”).

Pursuant to the BCA, on the Closing Date Merger Sub I merged with and into Gesher, with Gesher being the surviving entity. Then, Gesher merged with and into Merger Sub II with Merger Sub II surviving as a wholly-owned subsidiary of Freightos (collectively, the “Transactions”). Upon consummation of the Transactions, Freightos became a publicly traded company listed on the Nasdaq Capital Market under the symbols “CRGO” and “CRGOW” and the former equity holders of Gesher became equity holders of Freightos.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: — GENERAL (continued)

On the Closing Date, in connection with the closing of the Transactions Freightos also consummated private placements contemplated by a forward purchase agreement and a backstop agreement, each assigned from Gesher to the Company. Pursuant to these agreements a Forward Purchaser, as defined in the forward purchase agreement, purchased 4,000,000 Freightos units (consisting of one Ordinary share and one-half of a warrant) for a purchase price of $40,000 and additionally fulfilled a $10,000 backstop commitment in exchange for 1,000,000 Freightos Ordinary shares and 500,000 Freightos newly issued warrants. In addition, a Backstop Investor, as defined in the backstop agreement, fulfilled the $10,000 backstop commitment in exchange for 1,000,000 Freightos Ordinary shares and 100,000 newly issued Freightos warrants. In addition, pursuant to a PIPE Agreement, an investor purchased 1,000,000 Freightos Ordinary shares for a purchase price of $10,000.

On the Closing Date, in connection with the closing of the Transactions the Company and its shareholders recapitalized the Company’s equity securities whereby each share of the Company’s Preferred shares was converted into one Ordinary share. In addition, and immediately following that conversion each Ordinary share was converted into 3.51806 Ordinary shares (the “Share Split”). At the same time, and as part of the Share Split, each outstanding option to purchase an Ordinary share was converted into an option to purchase 3.51806 Ordinary shares and the exercise price of such option was reduced by dividing the exercise price by 3.51806. As a result of the Share Split the Ordinary shares, Preferred shares, options for Ordinary shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these consolidated financial statements as if the Share Split had been in effect as of the date of these consolidated financial statements.

The Transactions were accounted for as a reverse recapitalization, in accordance with the relevant International Financial Reporting Standards (“IFRS”) and the Group was deemed to be the accounting acquirer. Gesher did not meet the definition of a business in accordance with IFRS 3 - “Business Combinations”, and the Transactions were instead accounted for within the scope of IFRS 2 - “Share based payment” (“IFRS 2”), as a share-based payment transaction in exchange for a public listing service. In accordance with IFRS 2 the Company recorded a one-time share-based Share listing expense of $46,717 at the closing of the BCA that was calculated based on the excess of the fair value of the Company issued to public investors over the fair value of the identifiable net assets of Gesher that were acquired:

		Number of
	Amount	Shares

Shares issued to Gesher shareholders		4,287,156
Opening price of the Company’s share on Nasdaq as of January 25, 2023 ($)	10.23
(A) Fair value of the Company’s shares issued to Gesher shareholders	43,858
Warrants issued to Gesher shareholders		12,250,000
Opening price of the Company’s warrants on Nasdaq as of January 25, 2023 ($)	0.74
(B) Fair value of the Company’s warrants issued to Gesher shareholders	9,012

Gesher’s cash in trust	8,127
Gesher’s liabilities	(1,974)

(C) Net assets of Gesher	6,153

IFRS 2 Listing expenses (A+B-C)	46,717

e.	These interim consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As of June 30, 2023, the Company had an accumulated deficit of $173,704. During the six months ended June 30, 2023, the Company incurred a loss of $54,998 and negative cash flow from operating activities of $18,809. The Company’s management concluded that the Company has sufficient funds to continue its operations and meet its obligations for a period of at least twelve months from the date the financial statements were authorized for issuance.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

The interim consolidated financial statements have been prepared using accounting policies consistent with IFRS and in accordance with International Accounting Standard (“IAS”) 34 - “Interim Financial Reporting”.

The unaudited Company’s interim consolidated financial statements as of June 30, 2023 and for the six months then ended (“interim financial statements”) should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2022 and for the year then ended which have been prepared in accordance with IFRS.

b.	Significant accounting policies:

The significant accounting policies, presentation and methods of computation adopted in the preparation of these interim financial statements are consistent with those followed in the preparation of the Company’s consolidated audited financial statements for the year ended December 31, 2022, except as set forth below.

c.	Warrants

The Company issued public warrants (the “Warrants”) as part of the closing of the BCA. Each Warrant entitles the holder to purchase one Ordinary share of the Company at an exercise price of $11.50 per share (“Warrant Price”).

A Warrant may be exercised during the period commencing on the date that is thirty (30) days after the consummation of the BCA and terminating on the date that is five (5) years after the date on which the Company consummated the BCA (the “Exercise Period”).

Not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time during the Exercise Period at the price of $0.01 per Warrant (“Redemption Price”), provided that the closing price of the Company’s Ordinary share equals or exceeds $18.00 per share, on each of twenty (20) trading days within any thirty (30) trading day period, subject to the terms of the Warrant agreement. In the event of such a redemption, the Company’s management may elect to force all holders of Warrants to exercise such Warrants on a “cashless basis” by surrendering the Warrants for that number of Ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary shares underlying the Warrants, multiplied by the difference between the Warrant Price and the Fair Market Value (as defined in the Warrant agreement) by (y) the Fair Market Value.

According to IAS 32, derivatives which will be settled only by the issuer exchanging fixed amounts of cash to fixed numbers of the Company's Ordinary shares will be classified as equity. Otherwise, the instrument should be classified as a financial liability. Therefore, the Group has classified all Warrants as a financial liability. The Warrant instrument is initially recognized at fair value, and subsequently measured at fair value changes in fair value are recognized in profit or loss.

d.	Initial application of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards:

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (continued)

1).	Amendment to IAS 1, “Presentation of Financial Statements”:

In February 2021, the International Accounting Standards Board (“IASB”) issued an amendment to IAS 1 (the “IAS 1 Amendment”). Under the IAS 1 Amendment, companies are required to provide disclosure to their substantive accounting policies beyond the current requirement to provide disclosure for their substantial accounting policies. One of the main reasons for this amendment is that the term "significant" does not have a definition in IFRS, while the term "substantial" has a definition in various standards, particularly IAS 1.

The IAS 1 Amendment is effective for annual periods beginning on or after January 1, 2023. The application of the IAS 1 Amendment did not have an impact on the Company’s interim consolidated financial statements, but the IAS 1 Amendment is expected to affect the accounting policy disclosures in the Company's consolidated annual financial statements.

2).	Amendment to IAS 8, “Accounting Policies, Changes to Accounting Estimates and Errors”:

In February 2021, the IASB issued an amendment to IAS 8 (the “IAS 8 Amendment”), in which it introduces a new definition of accounting estimates. Accounting estimates are defined as monetary amounts in financial statements that are subject to measurement uncertainty. The IAS 8 Amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.

The IAS 8 Amendment is to be applied prospectively for annual reporting periods beginning on or after January 1, 2023 and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. IAS 8 Amendment did not have a material impact on the Company’s interim consolidated financial statements.

NOTE 3: — SIGNIFICANT EVENTS IN THE REPORTING PERIOD

a.On January 25, 2023 the Company closed the Transactions contemplated by the BCA and related transactions (see Note 1d).
b.At the end of January 2023, the Israeli subsidiary fully repaid a term loan borrowed in October 2022 from an Israeli bank.

In February 2023, the Israeli subsidiary terminated a loan facility established with an Israeli bank in April 2022. The Israeli subsidiary did not make any borrowings under this loan facility. The pledges for the benefit of the bank in respect of this facility were removed.

NOTE 4: — FAIR VALUE MEASUREMENT

The carrying amounts of cash and cash equivalents, user funds, trade receivables, short-term bank deposits and investments, other receivables, other long-term assets, trade payables, user accounts and other payables approximate their fair values due to the short-term maturities of such instruments.

The fair value of the contingent payments recorded as part of the acquisition of the Clearit business closed in February 2022, was estimated using a valuation method based mainly on certain management estimations of current and forecasted financial results of operations of the acquired business.

The fair value of contingent payments recorded as part of the acquisition of 7LFreight closed in December 2021, was estimated using a valuation method based mainly on the current fair value and standard deviation of the Company’s Ordinary share, as well as on certain other management estimations of the probability of meeting certain performance indicators.

The fair value of the Warrants liability was valued using the market price of the instrument, which is listed on the Nasdaq Capital Market under the symbol CRGOW.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: — FAIR VALUE MEASUREMENT (continued)

The following table presents the fair value measurement hierarchy for the Group’s financial instruments assets and liabilities carried at fair value:

	Fair value hierarchy (unaudited)
As of June 30, 2023:	Level 1	Level 2	Level 3	Total
Assets measured at fair value:
Other current receivables - hedge instrument	$25	$—	$—	$25
Liabilities measured at fair value:
Other current liabilities - contingent payments for business combinations	—	—	(521)	(521)
Other current liabilities - hedge instruments	(74)	—	—	(74)
Other long-term liabilities - contingent payments for business combinations	—	—	(433)	(433)
Warrants liability	$(3,522)	$—	$—	$(3,522)

	Fair value hierarchy (audited)
As of December 31, 2022:	Level 1	Level 2	Level 3	Total
Assets measured at fair value:
Other current receivables - hedge instrument	$12	$—	$—	$12
Liabilities measured at fair value:
Other current liabilities - contingent payments for business combinations	—	—	(729)	(729)
Other current liabilities - hedge instruments	(66)	—	—	(66)
Other long-term liabilities - contingent payments for business combinations	$—	$—	$(1,377)	$(1,377)

There were no transfers from Level 1 to Level 2 during the reporting periods.

The changes in Level 3 in the period of six months ended June 30, 2023 were as follows:

	Accrued
	expenses and	Other long-
	other payables	term liabilities	Total

Fair value as of December 31, 2022	$729	$1,377	$2,106
Change in fair value	(375)	(528)	(903)
Payment	(249)	—	(249)
Classification of current maturity	416	(416)	—

	$521	$433	$954

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: — EQUITY

a.	Composition of share capital:

		Issued and
	Authorized	outstanding

	June 30, 2023
Ordinary shares of $0.00001 per share	350,000,000	47,481,609
Preferred shares of $0.00001 per share	1,000,000	—

		Issued and
	Authorized (*)	outstanding

	December 31, 2022
Ordinary shares of $0.00001 per share	16,232,651	8,478,437
Series Seed Preferred shares of $0.00001 per share	698,000	2,455,606
Series A1 Preferred shares of $0.00001 per share	1,314,285	4,623,734
Series A2 Preferred shares of $0.00001 per share	264,983	932,227
Series B Preferred shares of $0.00001 per share	2,352,445	8,276,043
Series C Preferred shares of $0.00001 per share	5,232,616	11,372,541
	26,094,980	36,138,588

(*)In January 2023 the authorized Ordinary share capital was increased to 350,000,000.

Authorized shares amounts were not adjusted retrospectively to reflect the effect of the Share Split (see Note 1d). All other Ordinary shares and Preferred shares amounts were adjusted retrospectively for all periods presented in these consolidated financial statements to reflect the Share Split.

b.Movement in issued and outstanding share capital:

Number of shares
Balance as of January 1, 2023	36,138,588
Issuance of Ordinary shares	32,739
Issuance of Ordinary shares in connection with the closing of the BCA	11,287,156
Exercise of employees’ options into Ordinary shares	23,126
Balance as of June 30, 2023	47,481,609

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: — EQUITY (continued)

c.	Issuance of Preferred and Ordinary shares:

1.	In February 2022, as part of a business combination to acquire Clearit Freightos-HK issued 959,907 Ordinary shares (valued at $6,573).
2.	In December 2021, Freightos launched the Digital Air Cargo Council (“DACC”) with three founding airline group members.

In December 2022, the Company issued to each of two of the airline groups an additional amount of 118,735 Ordinary shares and to the third airline group an additional amount of 59,367 Ordinary shares. These additional Ordinary shares issued, valued at the time of issuance at $2,621, were recorded as an operating expense in profit and loss. Each of two of the airline groups is eligible to receive up to 261,216 additional Ordinary shares, and the third airline group is eligible to receive up to 320,584 additional Ordinary shares, over the next several years upon the airline meeting certain performance criteria related to the adoption and utilization of the Company’s digital booking tools.

3.	In January 2023 the Company issued Ordinary shares and converted the Preferred shares to Ordinary shares as part of the Transactions - see Note 1d.
4.	In March 2023 the Company issued 32,739 Ordinary shares valued at the time of issuance at $113 to the sellers of 7LFreight as a result of 7LFreight business achieving certain operating and financial milestones that were agreed to in the business combination.
d.	Rights attached to shares:

The holders of Ordinary shares are entitled to receive dividends only when, as and if declared by the Board of Directors and are entitled to one vote per share at meetings of the Company. All Ordinary shares rank equally with regard to the Company’s residual assets.

e.	Capital management:

Capital comprises share capital and reserves as stated in the statement of financial position. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for the shareholders.

NOTE 6: — SHARE-BASED PAYMENT

In May 2022 as part of the Group Restructuring, the Company established the Freightos 2022 Long-term Incentive Plan (the “2022 Plan”), which is intended to be a successor to the Company’s 2012 Global Incentive Option Scheme (the “2012 Plan”), such that no additional stock awards will be granted under the 2012 Plan. Any shares that otherwise remained available for future grants under the 2012 Plan ceased to be available under the 2012 Plan and will not be available for grants under the 2022 Plan. In addition, Freightos-HK assigned to the Company all rights, obligations and liabilities under the 2012 Plan and all options to purchase Freightos-HK Ordinary shares that were granted under the 2012 Plan, whether vested or unvested, have been converted into and became options to purchase an identical number of Ordinary shares of the Company under the 2022 Plan.

As of June 30, 2023, the Company’s Board of Directors approved an aggregated amount of 9,833,034 share options for grant to employees and consultants of the Group. Out of this amount, an aggregated amount of 1,477,611 share options were exercised into the Company’s Ordinary shares through June 30, 2023. The unallocated pool as of June 30, 2023 and December 31, 2022 consisted of 2,910,017 and 1,208,170 share options, respectively.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: — SHARE-BASED PAYMENT (continued)

The fair value of share-based awards, granted in the periods of six months ended June 30, 2023 and 2022, was estimated using the Black & Scholes option-pricing model with the following assumptions:

For the period of
six months ended
June 30,
	2023	2022
	(unaudited)	(unaudited)
Weighted average expected term (years)	5.96-6.37	5.97-6.10
Interest rate	4.18%-4.21%	1.89%-2.41%
Volatility	47.56%-47.12%	51.50%-51.78%
Dividend yield	—	—

The expected life of the share options is based on the midpoints between the available exercise dates (the end of the vesting periods) and the last available exercise date (the contracted expiry date), as adequate historical experience is still not available to provide a reasonable estimate.

The share-based compensation expense was recorded in the statement of profit or loss and other comprehensive loss as follows:

	For the period of
	six months ended
	June 30,
	2023	2022
	(unaudited)	(unaudited)
Cost of revenue	$159	$65
Research and development	295	130
Selling and marketing	261	237
General and administrative	413	300
	$1,128	$732

The changes in outstanding share options were as follows:

	For the period of six months
	ended June 30,
	2023 (unaudited)		2022 (unaudited)
		Weighted		Weighted
	Number	average	Number	average
	of options	exercise price	of options	exercise price
		$		$
Options at beginning of the period	5,286,884	3.21	3,854,651	1.61
Granted	264,291	4.25	1,317,338	4.17
Exercised	(23,126)	0.81	(113,178)	0.98
Forfeited	(79,476)	2.64	(204,579)	1.78
Options outstanding at end of the period	5,448,573	3.27	4,854,232	2.31
Options exercisable at end of the period	3,112,899	1.97	2,366,149	1.14

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: — SHARE-BASED PAYMENT (continued)

Based on the above inputs, the weighted average fair value of the options granted in the periods of six months ended June 30, 2023 and 2022, was determined at $2.16 and $2.1 per option, respectively.

The weighted average remaining contractual life for the share options outstanding as of June 30, 2023 was 6.83 years (as of December 31, 2022: 7.28 years).

The range of exercise prices for share options outstanding as of June 30, 2023 was $0.00 — $8.44 (as of December 31, 2022 was $0.00 — $8.30).

NOTE 7: — COMMITMENTS AND CONTINGENT LIABILITIES

As of June 30, 2023 the Company issued one bank guarantee to secure certain obligations it has in respect of a lease agreement of its offices in Jerusalem, for a total secured amount of $55.

Certain long-term investments in the amount of $255 were pledged by the Israeli Subsidiary in favor of Israeli banks to secure certain activity with the bank, mainly the Group’s hedging activity

NOTE 8: — OPERATING SEGMENTS

a.	General:

The operating segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and assess their performance. Accordingly, for management purposes, the Group is organized into two operating segments based on the products and services of the business units and has operating segments as follows:

1.	Solutions segment. Freightos provides software tools and data to help the freight industry participants automate their pricing, sales, and procurement processes. Revenue includes recurring subscriptions for SaaS or data and certain non-recurring revenue from professional services that enable a user to implement and use the SaaS solution.
2.	Platform segment. Freightos provides digitized price quoting, booking and payments while considering actual capacity among global freight participants (the users). The transactional platforms enable freight forwarding companies to procure capacity from carriers, and enable importers and exporters to procure services from freight forwarders, or occasionally, directly from carriers. Revenue is transactional type fees generated from specific freight-service transactions booked between buyers and sellers on Freightos’ Platform.

Each segment’s performance is determined based on operating loss reported in the financial statements. The results of a segment reported to the CODM include items attributed directly to a segment, as well as other items, which are indirectly attributed using reasonable assumptions and exclude share-based compensation charges as they are not considered in the internal operating plans and measurement of the segment’s financial performance.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: — OPERATING SEGMENTS (continued)

b.The following table presents revenue and operating loss per segment:

	Solutions	Platform	Unallocated	Total
For the period of six months ended June 30, 2023 (unaudited)
Subscriptions	$6,179	$—	$—	$6,179
SaaS-related professional services	272	—	—	272
Transactional Platforms fees	—	3,465	—	3,465
Total revenue	6,451	3,465	—	9,916
Operating income (loss)	$1,324	$(5,936)	$(59,254)	$(63,866)
For the period of six months ended June 30, 2022 (unaudited)
Subscriptions	$5,864	$—	$—	$5,864
SaaS-related professional services	615	—	—	615
Transactional Platforms fees	—	3,069	—	3,069
Total revenue	6,479	3,069	—	9,548
Operating income (loss)	$871	$(4,927)	$(5,993)	$(10,049)

Unallocated includes corporate expenses and share-based compensation.

For the periods of six months ended June 30, 2023 and 2022, no single Solutions customer or Platform user accounted for 10% or more of the Company’s consolidated income.

c.The Company’s geographic information on revenue is as follows:

	Solutions	Platform	Total
For the period of six months ended June 30, 2023 (unaudited)
Europe	$2,465	$—	$2,465
Hong Kong	236	1,541	1,777
United States	3,337	1,165	4,502
Other	413	759	1,172
	$6,451	$3,465	$9,916

	Solutions	Platform	Total
For the period of six months ended June 30, 2022 (unaudited)
Europe	$2,524	$—	$2,524
Hong Kong	161	3,069	3,230
United States	3,459	—	3,459
Other	335	—	335
	$6,479	$3,069	$9,548

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: — OPERATING SEGMENTS (continued)

The Company’s revenue from its Solutions segment is classified based on the location of the customers.

The Company’s revenue from its Platform segment is classified to its business in Hong Kong except for revenue earned by Clearit or 7LFreight which is classified based on the location of the billing entity. This classification is independent of where the user resides or where the user is physically located while using the Company’s services.

As of June 30, 2023, the carrying amounts of non-current assets (property and equipment, right-of-use assets, and intangible assets) are mainly in Canada due to the purchase of digital customs brokerage business assets and in the US, Hong Kong, Israel, and Spain. As of December 31, 2022, the carrying amounts of non-current assets (property and equipment, right-of-use assets, and intangible assets) are mainly in Canada and US due to acquisitions (see note 1) and also in Israel, Hong Kong and Spain.

NOTE 9: — LOSS PER ORDINARY SHARE

Details of the number of shares and loss used in the computation of basic and diluted loss per share:

	Number of shares
	For the period of
	six months ended
	June 30,
	2023	2022
	(unaudited)	(unaudited)
Weighted number of Ordinary shares(*)	41,802,993	7,703,799

	For the period of
	six months ended
	June 30,
	2023	2022
	(unaudited)	(unaudited)
Loss	$54,998	$10,222
Preferred shares dividend (see Note 5)	638	4,452
For the computation of basic and diluted loss per share	$55,636	$14,674
(*)	The computation of diluted loss per share did not take into account potential Ordinary shares (detailed below) due to their anti-dilutive effect:
a.	5,448,573 options to employees and consultants outstanding as of June 30, 2023 under the share-based compensation plan (4,854,232 as of June 30, 2022).
b.	1,195,671 Ordinary shares to be issued contingent upon future conditions, as part of a consideration in business combinations and other transactions made by the Group in the current and previous periods. (1,600,499 as of June 30, 2022).
c.	27,660,146 Preferred shares outstanding as of June 30, 2022 (see Notes 1d. and 5).
d.	14,850,000 Warrants outstanding as of June 30, 2023.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: — RELATED PARTIES

a.	For the six months ended June 30, 2023, related parties consisted of 9 directors (including the CEO, who is also a key officer and shareholder) who served on the Company's Board of Directors during the period and 6 other individuals who served as key officers during the period. For the six months ended June 30, 2022, related parties consisted of 7 directors (including the CEO, who was also a key officer and shareholder) who served on either the Company’s or Freightos-HK’s respective Board of Directors during the period and 6 other individuals who served as key officers during the period.
b.	Related party transactions:

The Company entered into a number of commercial agreements with a subsidiary of one of its investors in connection with a number of ocean cargo indexes. The investor’s subsidiary serves as a benchmark administrator for the indexes and the Company serves as the calculating agent of these indexes. In addition, the parties share the revenue from licensing certain data used in calculating the indexes. The total expense accrued by the Company during the six month periods ended June 30, 2023 and 2022 was $95 and $62, respectively. The expense was included under sales and marketing in the consolidated statements of profit or loss. Outstanding balance as of June 30, 2023 was $1 and was included under accrued expenses and other payables. As of December 31, 2022 an outstanding prepaid balance of $31 was included under other receivables and prepaid expenses.

Certain of the Company’s investors also conduct business on the Company’s transactional platforms through other of the investors’ respective group members. Fees charged for these users are no more favorable than terms generally available to third parties under the same or similar circumstances.

c.	Benefits to directors:

	For the period of
	six months ended
	June 30,
	2023	2022
	(unaudited)	(unaudited)

Compensation to directors not employed by the Company or on its behalf	$64	$—
Number of directors entitled to receive the above compensation by the Company	3	—

d.	Compensation of key management personnel of the Group recognized as an expense during the reporting period:

	For the period of
	six months ended
	June 30,
	2023	2022
	(unaudited)	(unaudited)
Short-term employee benefits	$1,103	$951
Share-based payments	420	360
Post-employment benefits	—	9
	$1,523	$1,320
Number of key officers	7	7

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: — EVENTS AFTER THE REPORTING DATE

a.	In July 2023 the Company announced and implemented an operational efficiency and cost reduction restructuring plan. These cost-savings initiatives and efficiencies included reducing headcount by approximately 50 employees, or about 13% of the team. This cost reduction plan is intended to manage the Company’s operating expense in response to market conditions and ongoing business prioritization efforts.
b.	During August 2023 the Company issued 59,368 Ordinary shares to an airline as part of the DACC (see Note 5c).

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